RMS

SEC 18000834 ION

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2018 Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section FEB 23 2018 Washington DC 415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eRoom Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. Wacker Drive Suite 2400
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Carrico 312-690-2512 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 1702 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of eRoom Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JONATHAN M MCGREAL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 07/13/2019

Notary Public

Signature

Manager and Chief Executive Officer

Title

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

eRoom Securities, LLC

(A Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2017

eRoom Securities, LLC
(A Delaware Limited Liability Company)
Index
December 31, 2017

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member:
of eRoom Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of eRoom Securities, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of eRoom Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of eRoom Securities, LLC's management. Our responsibility is to express an opinion on eRoom Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to eRoom Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

- Computation of Net Capital Under SEC Rule 15c3-1.
- Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The Supplemental information on pages 10 through 12 has been subjected to audit procedures performed in conjunction with the audit of eRoom Securities, LLC's financial statements. The supplemental information is the responsibility of eRoom Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules on pages 10-12 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC

We have served as eRoom Securities, LLC's auditor since 2010.

Chicago, Illinois 60604

February 19, 2018

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2017

Assets		
Cash and cash equivalents	$	486,920
Clearing deposits		1,288,798
Receivables from broker-dealers (net)		1,094,126
Other assets		150,086
Total Assets	**$**	**3,019,930**
Liabilities		
Accounts payable and accrued expenses	$	707,318
Total Liabilities		
Member's equity		2,312,612
Total Liabilities and Member's Equity	**$**	**3,019,930**

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF INCOME
For the Year Ended December 31, 2017

Revenues		
Commissions	$	7,705,830
Rebates and order flow		3,180,220
Interest overrides		358,714
Total Revenue		11,244,764
Expenses		
Clearing fees		3,535,187
Employee compensation and benefits		1,889,244
Third party technology platform fees		516,267
Execution fees		441,215
Registered representative commission		388,285
Technology infrastructure expenses		282,481
Office expenses		269,115
Market data expenses		220,045
Travel, meals and entertainment expenses		62,928
Regulatory fees		44,095
Consulting and professional fees		22,237
Telecommunication expenses		15,964
Error account activity		11,828
Other operating expenses		8,052
Total expenses		7,706,943
Net income from operations	$	3,537,821

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

Member's equity at January 1, 2017	$	2,060,791
Capital contributions		0
Capital withdrawals		(3,286,000)
Net income		3,537,821
Member's equity at December 31, 2017	$	2,312,612

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
STATEMENT OF CASH FLOWS
For the period ending December 31, 2017

Cash flows from operating activities:		
Net income	$	3,537,821
Depreciation and amortization		
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in clearing deposits		1,169
Increase in receivables from broker-dealers (net)		(530,112)
Increase in other assets		(6,861)
Increase in accounts payable and accrued liabilities		415,459
Net cash provided by operating activities		3,417,476
Cash flows from investing activities:		
No activity		
Net cash used in investing activities		None
Cash flows from financing activities:		
Capital contribution		0
Capital withdrawals		(3,286,000)
Net cash provided by financing activities		(3,286,000)
Net increase in cash and cash equivalents		131,476
Cash and cash equivalents, beginning of the year		355,444
Cash and cash equivalents, end of the year	$	486,920

Interest expense paid in 2017 - $0

The accompanying notes are an integral part of these financial statements.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATMENTS
December 31, 2017

NOTE 1 Organization

eRoom Securities, LLC (the Company) was organized under the Uniform Limited Liability Company Act of Delaware on May 16, 1996. The company is registered as a foreign limited liability company doing business in the State of Illinois. The Company is an introducing and executing broker for its customers. The Company is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (FINRA) and National Futures Association (NFA).

The Company is exempt from certain filing requirements under Rule 15c3-1(a)(6) of the Securities and Exchange Commission since the Company does not carry customer accounts, effects transactions only with other broker-dealers, does not perform transactions in unlisted options and clears and carries its customers' trading accounts on a fully-disclosed basis with broker-dealers that are clearing members.

NOTE 2 Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As part of its business, the Company may enter into transactions in exchange traded securities including options. Securities and commission transactions together with related revenues and expenses are recorded on trade date. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

a) Revenue Recognition

Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

b) Commissions

Commissions earned and the related clearing, execution, clearing organization and exchange expenses are recorded on a trade-date basis. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts between the Company and its customers. The Company records its revenues in accordance with these guidelines as the Company only recognizes income for its customers on trade date when a transaction is performed. The Company has no minimum commission requirement or prepaid fee arrangements with its customers. All income is derived only upon a client utilizing the Company's services.

c) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file tax returns, but its taxable income is reported as part of Mainland Holdings, LLC's tax returns. Mainland Holdings, LLC is a limited liability company whose income or loss is includable in the tax returns of its members.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing Mainland Holdings, LLC's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense and receivable or liability in the current year.

At December 31, 2017, management has determined that there are no material uncertain tax positions. Mainland Holdings, LLC files income tax returns in the United States at the federal level and in the State of Illinois. Mainland Holdings, LLC's tax return is generally not subject to examination by the United States federal or state taxing authorities for tax years before 2013.

d) Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e) Depreciation

Depreciation is provided on a double declining balance basis following MACRS lives for all depreciable assets. The estimated useful lives are three to five years for computers and software. The Company's policy is to expense all technology expenditures below $25,000. All assets have been fully depreciated.

NOTE 3 Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's assets and liabilities are considered to be cash, cash equivalents or cash payable. The Company had no assets or liabilities subject to the Level 1, 2 or 3 hierarchy which would require establishing a valuation technique.

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum net capital equivalent of $100,000 or 6 2/3 of aggregate indebtedness, whichever is greater, as these terms are defined.

The Company, however, uses the alternative method to calculate its net capital, which requires minimum net capital of $250,000. Under this rule, the Company is required to maintain a minimum net capital equivalent of $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. On December 31, 2017 the Company had net capital of $2,312,612 which was $2,062,612 in excess of its minimum requirement.

NOTE 5 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2017 consist of the following:

Clearing Deposits	1,288,798
Receivables from broker-dealers (net)	1,094,126

Clearing deposits are cash deposits held at the Company's clearing firms. Receivables from broker-dealers (net) are commissions and execution fees charged to the Company's customers net of direct variable expenses held and payment for order flow owed to the Company from its execution providers. The receivable from broker-dealers (net) was collected by the Company in January 2018. The Company clears all transactions through Merrill Lynch Professional Clearing Corp, Apex Clearing Corporation and ED&F Man Capital Markets, Inc. in accordance with the respective clearing agreements.

On December 31, 2017, substantially all assets of the Company are deposited with or receivable from clearing broker-dealers and financial institutions

NOTE 6 Other Assets

Other assets on December 31, 2017 were $150,086. Other assets consist of receivables from customers related to execution commission and option and equity exchange and liquidity fees.

NOTE 7 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties are broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties, clearing organizations and exchanges where transactions are performed. The Company's policy is to review, as necessary, the credit risk of all trading positions and the financial condition of its counterparties, clearing firms, clearing organizations and exchanges.

NOTE 8 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security, commodity or index price) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no obligations that would be required to be disclosed as defined by FASB ASC 460.

NOTE 9 Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460. The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies

NOTE 10 Commitments and Contingencies

The Company has no long-term agreements outside of its normal business operation which would require expenditures in future periods. The Company does have long term clearing and technology service agreements which require minimum monthly expenditures. However, the Company is currently utilizing the services provided under the terms of these agreements and the Company has no intention of terminating these agreements as the services are used in the normal course of operating its ongoing business.

NOTE 11 Organization Restructuring

On July 1, 2017, the Company's 100% parent Mainland Holdings, LLC admitted a new member. FINRA was notified of the restructuring and the required regulatory disclosures were completed.

NOTE 12 Related Party Transactions

The Company utilizes office space, technology equipment and infrastructure leased and owned by the Company's 100% owner, Mainland Holdings, LLC. The Company pays a monthly fee of $47,154 directly to the landlord of Mainland Holdings, LLC for its use of the office space, but the Company is not bound by a legal obligation to perform on the terms of the lease. The obligation to perform on the terms of the lease is the sole responsibility of the Company's 100% owner, Mainland Holdings, LLC.

NOTE 13 Subsequent Events

The Company has evaluated subsequent events through February 19, 2018, the date that its financial statements were ready to be issued.

On January 1, 2018, the Company amended its operating agreement to remove a Manager from the Company's organization structure.

On January 25, 2018, the Company's member, Mainland Holdings, LLC, withdrew $345,000 from the Company. FINRA was notified of the capital withdrawal.

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
December 31, 2017

Member's Equity December 31, 2017	$	2,312,612
Less:		
Non-Allowable Charges	$	0
Haircut Charges		0
Undue Concentration		0
Net Capital	$	2,312,612
Required Net Capital	$	250,000
Excess Net Capital	$	2,062,612
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital	$	2,012,612

Note:

The information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report Part II filed by eRoom Securities, LLC as of December 31, 2017

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
December 31, 2017

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness:		
Items included in the balance sheet:		
Accounts payable and accrued liabilities	$	707,318
Total Aggregate Indebtedness:	$	707,318
6-2/3% of Aggregate Indebtedness	$	47,178
% of Aggregate indebtedness to Net Capital	%	30.59

eRoom Securities, LLC
(A Delaware Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2017

RESERVE COMPUTATION

(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(See note below)

Note:

eRoom Securities, LLC claims an exemption pursuant to Rule 15c3-3 subparagraph 15c3(k)(2)(ii) and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) eRoom Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eRoom Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ((exemption provisions) and (2) eRoom Securities, LLC stated that eRoom Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eRoom Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eRoom Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 19, 2018

February 19, 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

eRoom Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Executive Officer

Date: February 19, 2018

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR eRoom Securities, LLC

THE YEAR ENDING DECEMBER 31, 2017

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Collin Carrico
Manager and Chief Executive Officer
eRoom Securities, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by eRoom Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of eRoom Securities, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating eRoom Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). eRoom Securities, LLC's management is responsible for eRoom Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
February 19, 2018

eRoom Securities, LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2017

SIPC – 7

General Assessment	**$**	**10,461**
Less payments made July 2017 SIPC 6		**(4,009)**
Assessment balance due	**$**	**6,452**

Determination of SIPC net operating Revenue

Total		
Revenue:	**$**	**11,060,757**
Additions:		
Net loss from principal transactions in securities in trading accounts		**11,827**
Deductions:		
Revenues from commodity transactions		(151,071)
Commissions paid to other SIPC members		(3,804,223)
40% of margin interest earned on customers' securities accounts		(143,486)
Total deductions		**(4,098,780)**
SIPC Net Operating Revenues		**6,973,804**
SIPC assessment at .15%	**$**	**10,461**

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM APPLYING AGREED-UPON PROCEDURES

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by eRoom Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of eRoom Securities, LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating eRoom Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). eRoom Securities, LLC's management is responsible for eRoom Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC
Chicago, Illinois 60604
February 19, 2018

eRoom Securities, LLC
(A Delaware Limited Liability Company)
SIPC ASSESSMENT WORKSHEET
For the year ended December 31, 2017

SIPC – 7

General Assessment	**$**	**10,461**
Less payments made July 2017 SIPC 6		**(4,009)**
Assessment balance due	**$**	**6,452**

Determination of SIPC net operating Revenue

Total		
Revenue:	**$**	**11,060,757**
Additions:		
Net loss from principal transactions in securities in trading accounts		**11,827**
Deductions:		
Revenues from commodity transactions		(151,071)
Commissions paid to other SIPC members		(3,804,223)
40% of margin interest earned on customers' securities accounts		(143,486)
Total deductions		**(4,098,780)**
SIPC Net Operating Revenues		**6,973,804**
SIPC assessment at .15%	**$**	**10,461**

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Mainland Holdings, LLC
Managing Member of eRoom Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) eRoom Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which eRoom Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) ((exemption provisions) and (2) eRoom Securities, LLC stated that eRoom Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. eRoom Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about eRoom Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 19, 2018

eRoom Securities LLC
(A Delaware Limited Liability Company)
EXEMPTION REPORT
December 31, 2017

February 19, 2018

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Exemption Report

eRoom Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii):

The provisions of this section shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer

I, Collin Carrico, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Executive Officer

Date: February 19, 2018